UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

ATLAS PIPELINE HOLDINGS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

04939R 10 8

(CUSIP Number)

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas America, Inc.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 546-5005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04939R 10 8	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Atlas America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

17,500,000 Common Units of Atlas Pipeline Holdings, L.P.
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

17,500,000 Common Units of Atlas Pipeline Holdings, L.P.
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,500,000 Common Units of Atlas Pipeline Holdings, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.98%
14	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D filed by Atlas America, Inc. (the “Reporting Person”) with respect to the common units representing limited partner interests (the “Common Units”) of Atlas Pipeline Holdings, L.P. (the “Company”) to report a change in beneficial ownership of the Reporting Person due to a unit issuance undertaken by the Company. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds of Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

(a) There were 27,350,370 Common Units outstanding as of February 27, 2008. The Reporting Person is deemed to be the beneficial owner of 17,500,000 Common Units, which constitute approximately 63.98% of the total issued and outstanding Common Units issued and outstanding.

(b) No change.

(c) No change.

(d) No change.

(e) No change.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 29, 2008

ATLAS AMERICA, Inc.

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Chief Legal Officer and Secretary